                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT
                            PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
              FOR THE FISCAL YEARS ENDED DECEMBER 31, 2001 AND 2000

                         COMMISSION FILE NUMBER 1-12082

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                HANOVER DIRECT, INC. SAVINGS AND RETIREMENT PLAN
                            C/O HANOVER DIRECT, INC.
                                 115 RIVER ROAD
                           EDGEWATER, NEW JERSEY 07020

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              HANOVER DIRECT, INC.
                                 115 RIVER ROAD
                           EDGEWATER, NEW JERSEY 07020


THIS FILING INCLUDES UNAUDITED FINANCIAL STATEMENTS FOR THE PLAN FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001 IN LIEU OF AUDITED FINANCIAL STATEMENTS BECAUSE THE PLAN ELECTED NOT TO HAVE ARTHUR ANDERSEN LLP ISSUE A MANUALLY SIGNED AUDIT REPORT IN RESPECT OF THOSE FINANCIAL STATEMENTS. SEE THE UNAUDITED FINANCIAL STATEMENTS CONTAINED IN THIS FILING.

The Plan intends to provide audited financial statements for the fiscal year ended December 31, 2001 by filing an Amendment to this Annual Report on Form 11-K, which will include such audited financial statements and the report of KPMG LLP thereon, as soon as practicable and not later than August 28, 2002.

No auditor has opined that the Plan's unaudited financial statements for the fiscal year ended December 31, 2001 present fairly, in all material respects, the financial position, the results of operations, cash flows and the changes in shareholders' equity of the Plan (and, in the case of a registered investment company, the financial highlights) for each of the periods reported in accordance with generally accepted accounting principles.

                 HANOVER DIRECT INC. SAVINGS AND RETIREMENT PLAN
              (FORMERLY THE HORN AND HARDART COMPANY SAVINGS PLAN)

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                        AS OF DECEMBER 31, 2001 AND 2000


                                                   DECEMBER 31,
                                           ---------------------------
                                              2001            2000
                                           -----------     -----------
ASSETS
 Fund receivable                           $        --     $    12,393
 Plan participant loan receivable              624,948         671,528
 Investment in fund                         20,545,522      21,808,087
 Investment in Hanover Direct Inc.
  Common Stock (at market)                     305,850         297,849
                                           -----------     -----------
              TOTAL ASSETS                  21,476,320      22,789,857

LIABILITIES AND FUND BALANCE
 Contributions payable to:
  Hanover Direct, Inc. and
   subsidiaries (forfeitures)                    7,621         136,850
                                           -----------     -----------
     NET ASSETS AVAILABLE FOR BENEFITS     $21,468,699     $22,653,007
                                           ===========     ===========



         The accompanying notes are an integral part of this statement.

                 HANOVER DIRECT INC. SAVINGS AND RETIREMENT PLAN
              (FORMERLY THE HORN AND HARDART COMPANY SAVINGS PLAN)

           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 2001


                                                      PLAN
                                                      TOTAL
                                                  ------------
ADDITIONS:
 Dividend income                                  $    674,471
 Interest income on participant loan balances           46,164
 Contributions:
  Participants                                       2,431,013
  Hanover Direct, Inc. and subsidiaries                596,835
                                                  ------------

                 TOTAL ADDITIONS                     3,748,483
                                                  ------------

DEDUCTIONS:
 Net depreciation on fund investments             $  1,459,001
 Disbursements, withdrawals, terminations and
  administrative costs                               3,311,918
 Unallocated forfeitures                                54,439
 Change in Plan participant loan receivable            105,257
 Interfund Transfers                                     2,176
                                                  ------------
                TOTAL DEDUCTIONS                     4,932,791
                                                  ------------
Net decrease                                        (1,184,308)

NET ASSETS AVAILABLE FOR BENEFITS:
 Beginning of the year                              22,653,007
                                                  ------------

 End of the year                                  $ 21,468,699
                                                  ============


         The accompanying notes are an integral part of this statement.

                HANOVER DIRECT, INC. SAVINGS AND RETIREMENT PLAN
               (FORMERLY THE HORN & HARDART COMPANY SAVINGS PLAN)

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2001 AND 2000


1. DESCRIPTION OF THE PLAN

        The Hanover Direct, Inc. Savings and Retirement Plan, formerly The Horn & Hardart Company Savings Plan (the "Plan"), commenced April 1, 1983. The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

        Participation in the Plan is available to all Eligible Employees of Hanover Direct, Inc. and its subsidiaries (the "Company") that have attained the age of 21 and have credit for at least six months of service (1,000 hours). Eligible Employee does not include anyone subject to a collective bargaining agreement, independent contractor, or a leased employee. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

        Participants whose annual base salary is under $85,000 may make pre-tax contributions of up to 20% of their total annual compensation ("Employee Contribution"), up to a maximum of $10,500 in 2001 and 2000. The Company matches one-third of these pretax contributions up to 6% of a participant's total annual compensation ("Employer Contribution"). The participants have the right to allocate contributions (Employee and Employer) among any combination of eight funds administered by T. Rowe Price Retirement Plan Services, Inc. ("TRP"), as well as a Hanover Direct, Inc. Stock Fund.

        A participant whose total annual compensation is in excess of $85,000, or a highly compensated employee ("HCE"), is limited to pre-tax contributions of 5% of their total annual compensation, up to a maximum compensation limit of $170,000. The Company matches one-third of these contributions up to 6%.

        There were 940 and 1,285 active participants in the Plan at December 31, 2001 and 2000, respectively.

        According to the Plan, the maximum limitations on employee pre-tax contributions for a non-HCE were $10,500 in 2001 and 2000. The maximum limitations on employee pre-tax contributions for a HCE were $170,000 in 2001 and 2000.

        A participant will fully vest in the account value of the Employer's Contribution upon the earlier of: the completion of three calendar years of vesting service, retirement or termination after reaching age 65, death while an employee, retirement due to permanent disability, or upon termination of the Plan by the Company. Employee Contributions vest immediately. A participant may elect to withdraw from their voluntary contribution account an amount not to exceed the participant's vested account value. Forfeitures by reason of termination, withdrawal or lapse of participation are used to reduce the Company's contribution for that particular year. Forfeitures that can be used to reduce future Employer Contributions amounted to $7,621 and $136,850 at December 31, 2001 and 2000, respectively.

        Participants are allowed to take out loans ranging from a minimum of $500 to a maximum of 50% of their individual vested account balance or $50,000, whichever is less. The loans can be for a period of up to five years and bear a fixed rate of interest of the prime rate plus one percent, determined at the time of the loan issuance. For a loan to purchase a primary residence, an individual must borrow a minimum of $2,500, and may take up to 30 years to repay the loan. Each participant can have only one loan outstanding at any one time and the loan can be repaid before the end of the original term.

        Plan participant loan receivables amounted to $624,948 and $671,528 at December 31, 2001 and 2000, respectively, with interest rates ranging from 7% to 22.55%. Vested benefits payable to terminated employees amounted to $3,562,060 and $4,216,773 at December 31, 2001 and 2000, respectively.

        The Plan is administered by the Administrative Committee (the "Committee"), which is comprised of five persons who serve at the sole discretion of the Company's Board of Directors without compensation from the Plan. The Committee has general authority to control and manage the operation and administration of the Plan, including authority to appoint and remove trustees and to adopt rules interpreting or implementing the Plan.

        Direct administrative costs of the Plan that were borne by Hanover Direct, Inc. were $40,718 and $50,193 in 2001 and 2000, respectively.

   Participant Account

        Each participant's account is credited with participant's and Company's contributions and Plan earnings. Participant's accounts are stated at market value at the end of each business day.

        The Plan was amended effective July 1, 1999. The amendment resulted in changes to the Plan's eligibility period, enrollment period, contribution maximum for non-HCE participants, maximum annual dollar limit, investment changes, administrative fees, vesting schedule and investment options. The amended Plan was filed with the Internal Revenue Service ("IRS") during 2002.

2. SIGNIFICANT ACCOUNTING POLICIES

   Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

   Investment Valuation and Income Recognition

        Investments in the Company's Common Stock are stated at market value as determined by reference to published market data. Purchases and sales of securities are recorded on a trade date basis, and interest is recorded on the accrual basis. Realized gains and losses from security transactions are reported using the moving weighted average method. Dividend income is recorded on the ex-dividend date. Investments held by TRP in the Stable Value Fund, Spectrum Income Fund, Spectrum Growth Fund, New Horizons Fund, Mid-Cap Growth Fund, International Stock Fund, Equity Index 500 Fund, and the Blue Chip Growth Fund are all stated at market value.

   Basis of Accounting

        The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles. Benefit payments are recorded when paid.

   Accounting Pronouncements

        The Company adopted the provisions of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," and its related amendment in SFAS No. 138,"Accounting for Certain Derivative Instruments and Certain Hedging Activities," as of December 31, 2000. These pronouncements require companies to reflect the fair value of all derivative instruments, including those embedded in other contracts, as assets or liabilities in a company's financial statements. Changes in fair value of derivative instruments is generally reflected in earnings, with the exception of certain hedging transactions, for which the change in fair value may be accounted for as a component of other comprehensive income, provided certain criteria are met as specified in these pronouncements. The Company currently does not utilize derivative instruments or engage in hedging transactions, nor were there any embedded derivative instrument as of December 31, 2001 or 2000 that must be recognized pursuant to these statements. Accordingly, the impact of the adoption of these pronouncements on December 31, 2000 did not have a material impact on the Plan's financial position or result of operations.


3. INVESTMENTS

        The Plan's participants are given the option to invest in eight funds, in addition to the Company's Stock Fund. These funds are as follows: the Stable Value Fund is a common trust fund which invests in investment contracts selected by TRP which are reported at their estimated fair value. The Spectrum Income Fund seeks a high level of current income combined with moderate share price fluctuation by investing primarily in domestic bond funds and two foreign bond funds. It may allocate up to 25% of its assets to a stock fund. The Spectrum Growth Fund seeks long-term capital appreciation and growth of income, with current income as a secondary objective. It invests primarily in domestic stock funds and also in a foreign stock fund. The New Horizons Fund provides long-term capital growth by investing primarily in common stocks of small, rapidly growing companies. The Mid-Cap Growth Fund provides long-term capital appreciation by investing in companies with superior earnings growth potential that are no longer considered new or emerging but may still be in the dynamic phase of their life cycles. The International Stock Fund seeks to provide capital appreciation through investments in well-established non-U.S. companies. The Equity Index 500 Fund seeks to match the total return of the Standard & Poor's(R) 500 Composite Stock Index ("S&P 500"). The Blue Chip Growth Fund seeks to provide long-term capital growth, with income as a secondary objective. It invests primarily in common stocks of large and medium-sized blue chip companies that have the potential for above-average growth in earnings and are well established in their respective industries. Contributions to the Hanover Direct, Inc. Stock Fund were invested in the common stock of the Company, a party in interest. As of December 31, 2001 and 2000, the Stock Fund held 826,621 and 794,263 shares, respectively, at corresponding market values of $305,850 and $297,849.

        The market value of the individual investments that represent 5% or more of the Plan's total net assets available for plan benefits as of December 31, 2001 and 2000 were as follows:

                             2001           2000
                          ----------     ----------
Spectrum Growth Fund      $5,371,035     $6,717,439
Stable Value Fund          4,885,316      4,895,185
New Horizons Fund          2,743,586      2,832,531
Spectrum Income Fund       2,194,363      2,211,046
Mid-Cap Growth Fund        1,637,165      1,351,208
Blue Chip Growth Fund      1,604,263      1,458,227
Equity Index 500 Fund      1,402,872      1,347,529

        During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $(1,459,001) as follows:


Mid-Cap Growth Fund                $     5,826
Hanover Direct Inc. Stock Fund         (14,295)
Spectrum Income Fund                   (34,667)
New Horizons Fund                     (139,283)
Equity Index 500 Fund                 (184,011)
International Stock Fund              (210,720)
Blue Chip Growth Fund                 (216,700)
Spectrum Growth Fund                  (665,151)
                                   -----------
                                   $(1,459,001)
                                   ===========


4. FUND RECEIVABLE

        The total contribution receivable consists of unallocated Employee and Employer Contributions owed to the Plan as of the Plan year-end. There were contribution receivables of $0 and $12,393 as of December 31, 2001 and 2000, respectively.

5. CONTRIBUTION PAYABLE

        The contribution payable consists of unvested Employer Contributions forfeited by terminated Plan participants as of the Plan year-end. These forfeited amounts can be used to reduce the Company's contributions to participants in the following Plan year.

6. NET APPRECIATION/(DEPRECIATION) ON FUND INVESTMENTS

        The net appreciation/(depreciation) of fund investments at December 31, 2001 consists of unrealized depreciation of $(1,156,697) and an aggregate realized loss of $(302,304). The Plan sold investments during the 2001 Plan year with aggregate costs of $5,352,235 resulting in aggregate proceeds of $5,049,931. The realized gain/(loss) on the investments sold is the difference between the market value at the beginning of the Plan year and the date of sale.

7. PLAN TERMINATION

        The Plan may be terminated at any time at the Company's sole discretion subject to the provisions of ERISA. Upon termination, contributions by the Company and participants cease and all Company contributions, which had been credited to each participant's account, becomes fully vested. At this time, the Company has not expressed any intention to terminate the Plan.

8. TAX STATUS

        The Plan has received a favorable determination letter from the Internal Revenue Service stating that the Plan, as of October 6, 1994, is qualified under
Section 401(k) of the Internal Revenue Code and, accordingly, is exempt from federal income taxes. Although the Plan has been amended since receiving the determination letter, the Plan's administrator and the Plan's tax counsel believe the Plan is designed and is currently being operated in compliance with the applicable provision of the IRC. The Plan was amended and restated during the year ended December 31, 1989 to reflect the impact of the Tax Reform Act of 1986 and the Technical and Miscellaneous Revenue Act of 1988.

9. OTHER INFORMATION

        Other than the aforementioned contributions to the Hanover Direct, Inc. Stock Fund which were invested in the Common Stock of the Company (Note 3), there were no transactions with parties-in-interest, as defined by the Employee Retirement Income Security Act of 1974, for the years ended December 31, 2001 and 2000. There were no loans, fixed income obligations or leases, which were either in default or classified as uncollectible, at December 31, 2001 and 2000.

                                  SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Administrative Committee of the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                                HANOVER DIRECT, INC. SAVINGS AND
                                                RETIREMENT PLAN



                                                By: /s/ Brian C. Harriss
                                                    ----------------------------
                                                    Name: Brian C. Harriss
                                                    Title: Member of the
                                                    Administrative Committee


DATE: July 15, 2002

                                                                      SCHEDULE I



                HANOVER DIRECT, INC. SAVINGS AND RETIREMENT PLAN
              (FORMERLY THE HORN AND HARDART COMPANY SAVINGS PLAN)
                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                      FOR THE YEAR ENDED DECEMBER 31, 2001


                                                NUMBER OF        CURRENT
   DESCRIPTION                                   SHARES           VALUE


Stable Value Fund                               4,892,937     $ 4,892,937

Spectrum Income Fund                              207,015       2,194,363

Spectrum Growth Fund                              381,737       5,371,035

New Horizon Fund                                  121,237       2,743,586
                                                    7,621
Mid Cap Growth Fund                                41,552       1,637,165

International Stock Fund                           63,631         699,302

Equity Index 500 Fund                              45,489       1,402,872

Blue Chip Growth Fund                              55,377       1,604,263

Hanover Direct Inc. Stock Fund (1)                826,621         305,850

Participants' Loan Accounts (2)                                   624,948
                                                              -----------

   TOTAL ASSETS HELD FOR INVESTMENT PURPOSES                  $21,476,320
                                                              ===========

(1)  Represents party-in-interest. Common Stock par value is $.6667 per share.

(2) Terms of these loans generally range from 1 to 5 years (up to 30 years if used to purchase a primary residence) and bear interest at prime plus one percent.